UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMRs' Interests

The following notifications, made in accordance with the requirements of the UK Market Abuse Regulation, give details of purchases of ordinary shares of 25p each, made under the Company's Dividend Reinvestment Plan ("DRIP").

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Thomas ap Simon
2	Reason for the notification
a)	Position/status	President - Higher Education and Virtual Learning
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Receipts (ADRs) in Pearson plc, each ADR represents one ordinary share of 25 pence in Pearson plc ISIN: US7050151056
b)	Nature of the transaction	Purchase of ADRs arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$10.5511 per ADR	63.934570 ADRs
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 63.934570 Aggregated price: $674.58
e)	Date of the transaction	25 September 2023
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sally Johnson
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Pearson plc
b)	LEI	2138004JBXWWJKIURC57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
b)	Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.65 per share	724
d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 724 Aggregated price: £6,262,60
e)	Date of the transaction	25 September 2023
f)	Place of the transaction	London Stock Exchange (XLON)

Details of the person discharging managerial responsibilities/person closely associated
Name	Giovanni Giovannelli
Reason for the notification
Position/status	President - English Language Learning
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Pearson plc
LEI	2138004JBXWWJKIURC57
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
Price(s) and volume(s)	Price(s)	Volume(s)
	£8.65 per share	4,291
Aggregated information - Aggregated volume - Price	Aggregated volume: 4,291 Aggregated price: £37,117.15
Date of the transaction	25 September 2023
Place of the transaction	London Stock Exchange (XLON)

Details of the person discharging managerial responsibilities/person closely associated
Name	Michael Howells
Reason for the notification
Position/status	President - Workforce Skills
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Pearson plc
LEI	2138004JBXWWJKIURC57
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25 pence each in Pearson plc ISIN: GB0006776081
Nature of the transaction	Purchase of shares arising from Company's Dividend Reinvestment Plan ("DRIP")
Price(s) and volume(s)	Price(s)	Volume(s)
	£8.65 per share	131
Aggregated information - Aggregated volume - Price	Aggregated volume: 131 Aggregated price: £1,133.15
Date of the transaction	25 September 2023
Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 27 September 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary